Effective Profitable Software, Inc.
1 Innwood Circle, Suite 209
Little Rock, Arkansas 72211

June 18, 2007

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Effective, Profitable Software, Inc.
Withdrawal of Form SB-2
File No. 333-137789

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Effective Profitable Software, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on October 4, 2006 (SEC File No. 333-137789) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested because the Company plans to obtain more financing and will file a new SB-2 Registration Statement to include the new financing. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Effective Profitable Software, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Effective Profitable Software, Inc.

By:     /s/ Gary Moore
        Gary Moore
        President